Exhibit 99.2

Please note that because we are a French company, the full text of the Amended and Restated 2015 Performance-Based Free Share Plan included in this Exhibit 99.2 has been translated from French. In the case of any discrepancy between this version and the French version, the French version will prevail.

CRITEO
AMENDED AND RESTATED 2015 PERFORMANCE-BASED FREE SHARE PLAN
RESTRICTED STOCK UNITS

Adopted by the Board of Directors on April 4, 2018

TABLE OF CONTENTS

1.	IMPLEMENTATION OF THE FREE SHARE PLAN	2

2.	DEFINITIONS	2

3.	PURPOSE	4

4.	BENEFICIARIES: ELIGIBLE EMPLOYEES	4

5.	NOTICE OF THE ALLOCATION OF THE FREE SHARES	4

6.	VESTING PERIOD	4

7.	HOLDING PERIOD	11

8.	CHARACTERISTICS OF THE FREE SHARES	11

9.	DELIVERY AND HOLDING OF THE FREE SHARES	11

10.	SHARES SUBJECT TO PLAN; INDIVIDUAL LIMITATIONS	13

11.	INTERMEDIARY OPERATIONS	13

12.	ADJUSTMENT	14

13.	AMENDMENT TO THE 2015 PERFORMANCE PLAN	14

14.	TAX AND SOCIAL RULES	14

15.	MISCELLANEOUS	14

1.	IMPLEMENTATION OF THE FREE SHARE PLAN
On July 30, 2015, the Board of Directors adopted the Original 2015 Performance Plan stating the conditions and criteria for the allocation of free shares of Criteo, a French société anonyme whose registered office is located 32, rue Blanche, 75009 Paris, France, whose identification number is 484 786 249 R.C.S. Paris (hereafter referred to as the “Company”) to the benefit of the chief executive officer and, from time to time, certain named executive officers, members of executive management and certain other employees of the Company or any company or economic interest group in which the Company holds, directly or indirectly, at least 10% of the share capital and voting rights at the date of allocation of said shares, as determined by the Board of Directors. The Original 2015 Performance Plan was subsequently approved by the combined (ordinary and extraordinary) shareholders’ meeting of the Company, which also granted authority to the Board of Directors to allocate free shares under the Original 2015 Performance Plan. On February 25, 2016, the Board of Directors adopted this amended and restated version of the Original 2015 Performance Plan (hereinafter, and as it may be amended from time to time in accordance with the provisions hereof, and in particular by the Board of Directors on April 7, 2016 (provided that the amendment to the fungible share ratio in Section 10.1 did not become effective until it was approved by the shareholders of the Company on June 29, 2016), on June 28, 2016 and on April 4, 2018, the “2015 Performance Plan”).

2.	DEFINITIONS
Under the present 2015 Performance Plan, the following terms and expressions starting with a capital letter shall have the following meaning and may be used indifferently in the singular or in the plural form:

"Acquisition Date"	refers to the date when the Free Shares have been definitely acquired by the relevant Beneficiary;
"Agreed Leave"
refers to any leave of absence of more than three months having received a prior approval from the Company or requiring no prior approval under U.S. laws. Agreed Leaves shall include leaves for illnesses, military leave, and any other personal leave or conditions about which the employee has advance knowledge. Agreed Leave shall not include any absence considered as effective working time, such as maternity leave, of whatever duration, which shall not automatically result in a termination of the employment relationship between the Beneficiary and the Company or the Group.

"Allocation"
refers to the decision of the Board of Directors to allocate Free Shares to a given Beneficiary. This Allocation constitutes a right to be granted Free Shares at the end of the Vesting Period subject to compliance with the conditions and criteria set forth by the present 2015 Performance Plan;

"Allocation Date"	refers to the date when the Board of Directors decided to allocate Free Shares under the 2015 Performance Plan;
"Allocation Letter"	refers to the notice, substantially in the form set forth in Exhibit 1, which informs a given Beneficiary of the Allocation of Free Shares, as stated in Article 5 of the 2015 Performance Plan;
"Beneficiaries"	refers to the person(s) for whose benefit the Board of Directors decided an Allocation of Free Shares as well as, as the case may be, his or her heirs;
"Board of Directors"	refers to the Company’s board of directors;
"Bylaws"	refers to the Company’s bylaws in force at the date referred to;

"Change in Control"
refers to (i) a merger (fusion) of the Company with or into another corporation, other than to another corporation, entity or person in which the holders of at least a majority of the voting rights and share capital of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by being converted into shares of voting rights and share capital of the surviving entity) a majority of the total voting rights and share capital of the Company (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”), or (ii) the sale (vente) or other form of transfer by one or several shareholders of the Company to any person or group of persons of a number of ordinary shares of the Company such that the transferee(s) shall own a majority of the voting rights and share capital of the Company, or (iii) the sale, lease or other disposition, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company other than to (1) a corporation or other entity of which at least a majority of its combined voting rights and share capital is owned directly or indirectly by the Company or (2) an Excluded Entity.

"Disability"	refers to the disability of a Beneficiary corresponding to the second or third of the categories provided by Article L. 341-4 of the French Social Security Code;
"Free Shares"
refers to the shares which will be allocated to a Beneficiary in accordance with the 2015 Performance Plan, and issued or which will be issued by the Company (and reflected in its current share capital) as of the applicable Acquisition Date;

"Group"	refers to the Company and to all the companies and groups affiliated with the Company within in the meaning of Article L. 225-197-2 of the French Commercial Code;
"Holding Period"
refers to the period, if any, starting on the Acquisition Date, during which a Beneficiary may not transfer or pledge his or her Free Shares, by any means, or convert them into the bearer form; it being specified that the total duration of both the Vesting Period and the Holding Period may in no event be less than two years as from the Allocation Date pursuant to applicable French law;

"Original 2015 Performance Plan"
refers to the version of the 2015 Performance Plan that was adopted by the Board of Directors on July 30, 2015 and approved by the combined (ordinary and extraordinary) shareholders’ meeting of the Company on October 23, 2015;

"Presence"	refers to the presence of the Beneficiary in his or her capacity as employee and/or corporate officer of the Company or of any of the companies of the Group;
"Regulated Market"
refers to a regulated market in the meaning of Article L. 421-1 of the French monetary and financial code (code monétaire et financier) the list of which is established and up-dated by the French Minister in charge of the economy upon proposal from the AMF. It is noted that this list does not include the Nasdaq Stock Market on the date of adoption of the 2015 Performance Plan by the Board of Directors;

"Trading Day"	refers to the working days when the Nasdaq Stock Market proceeds to the listing of shares on the Nasdaq Stock Market other than days when the listing ends prior to the usual closing hour;
"Vesting Period"
refers to the minimum one year period starting on the Allocation Date and ending on the Acquisition Date, being specified that the Board of Directors may decide to extend this period for all or part of the Free Shares and/or provide for vesting in tranches, as stated in the corresponding Allocation Letter;

"Working Day"	refers to any day on which legal business can be conducted within the Company, i.e. every Monday, Tuesday, Wednesday, Thursday and Friday, as long as it is not a public holiday.

3.	PURPOSE
The 2015 Performance Plan sets forth the conditions and criteria for the allocation of Free Shares under the 2015 Performance Plan, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code and to the authorization granted by the shareholders’ meeting of the Company dated October 23, 2015.
The purposes of the 2015 Performance Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility;

•	to provide additional incentive to Beneficiaries, including performance incentives; and

•	to promote the success of the Company's business.

4.	BENEFICIARIES: ELIGIBLE EMPLOYEES
Pursuant to the authorization of the shareholders’ general meeting dated October 23, 2015 , the Board of Directors of the Company will approve the list of Beneficiaries among the chief executive officer and, from time to time, certain named executive officers, members of executive management and certain other employees of the Group, as determined by the Board of Directors, together with the indication of the number of Free Shares allocated to each of them.

5.	NOTICE OF THE ALLOCATION OF THE FREE SHARES
The notice of the Allocation of Free Shares to each Beneficiary shall be made pursuant to an Allocation Letter made available to the Beneficiary together with a copy of the present 2015 Performance Plan, indicating the number of Free Shares allocated, the Vesting Period, the Holding Period, if any, and the performance goals (as described in Article 6.1 and 6.2).
The Beneficiary shall acknowledge receipt of the Allocation documentation comprised of the Allocation Letter and of the 2015 Performance Plan by accepting online his or her documentation by means of the tool made available by the Company and by sending signed copies of the Allocation Letter within 90 days from the date of notification by the Company of the availability on line of the Allocation documentation; the documents being deemed to be received on the date of the electronic delivery, in the absence of which the Allocation shall be null and void for this Beneficiary.

6.	VESTING PERIOD
6.1.    Principle
(a)    The Free Shares allocated under the 2015 Performance Plan shall be definitively acquired by the Beneficiaries at the end of the Vesting Period, provided that the following condition(s) precedent(s) is (are) met:

i.
except as set forth in Article 6.1(b), continued Presence of the Beneficiary during the Vesting Period, in the absence of which he or she will not be entitled to acquire Free Shares on the date when this condition is no longer met; and

ii.	attainment of one or more performance goals determined by the Board of Directors at grant in accordance with Article 6.2 and reflected in the relevant Allocation Letter.
Should the Beneficiary be at the same time an employee and an officer of the same company or of two companies of the Group, the loss of one of these capacities shall not result in the loss of the right to acquire the Free Shares allocated under the 2015 Performance Plan at the end of the Vesting Period; provided, that if the Beneficiary is an officer on the Allocation Date and subsequently ceases to be an officer of any company of the Group, the Board of Directors shall have the discretion to terminate the Beneficiary’s right to acquire the Free Shares allocated under the 2015 Performance Plan at the end of the Vesting Period.

Pursuant to Article L. 225-197-3 of the French Commercial Code, the Beneficiaries hold a claim against the Company which is personal and may not be transferred until the end of the Vesting Period.
During the Vesting Period, the Beneficiaries will not own the Free Shares and will not be shareholders of the Company. As a consequence, they will not hold any rights attached to the ordinary shares of the Company.
(b)    Unless otherwise determined by the Board of Directors at the time of the grant, if the Beneficiary (i) ceases to be an employee or officer of the Group more than one year after the Allocation Date but prior to (A) the Acquisition Date or (B) in the case of an Allocation that vests in tranches, the vesting date of the first tranche of the Allocation (such date in either (A) or (B), the “First Vesting Date”), and (ii) prior to the termination of his or her employment or term of office, any applicable Performance Targets (as defined below) are fully satisfied, then the Beneficiary shall definitively acquire, on the First Vesting Date, only those Free Shares that correspond to the Performance Targets that were fully satisfied prior to the termination of his or her employment or term of office. For instance, for an Allocation where 25% of the Free Shares vest upon the second anniversary of the Allocation Date subject to the attainment of Performance Target No. 1 and 25% of the Free Shares vest upon the second anniversary of the Allocation Date subject to the attainment of Performance Target No. 2, if the Beneficiary ceases to be an employee or officer of the Group the day following the first anniversary of the Allocation Date and the Board determines that, by that date, the Beneficiary has satisfied Performance Target No. 1 at 100% and Performance Target No. 2 at 85%, he shall definitely acquire on such second anniversary date 25% of his Free Shares, with the balance being automatically forfeited. If none of the Performance Targets are met at the 100% level or higher prior to the Beneficiary’s termination, the Beneficiary’s entire Allocation will be automatically forfeited.
For the avoidance of doubt, this Article 6.1(b) shall apply only for Allocations where the First Vesting Date is more than one year after the Allocation Date.
(c)    In addition to any other powers set forth in the 2015 Performance Plan and subject to the provisions of the 2015 Performance Plan, the Board of Directors shall have the full and final power and authority, in its discretion, to determine the terms, conditions and restrictions applicable to each Allocation (which need not be identical) and any Free Shares acquired pursuant thereto, including, without limitation, the Performance Measures (as defined below), performance period, performance award formula and Performance Targets (as defined below) applicable to any grant and the extent to which such Performance Targets have been attained. Further, the Board of Directors shall have the full and final power and authority, in its discretion, to determine whether, to what extent, and under what circumstances an Allocation may be settled, cancelled, forfeited, exchanged, or surrendered.
Notwithstanding Articles 6.6, 6.7 and 6.8 of the 2015 Performance Plan, the Board of Directors shall not accelerate or shorten the minimum Vesting Period of one year. For clarity, there shall be no automatic acceleration of vesting with respect to an Allocation under the present 2015 Performance Plan solely based on a change in control of the Company.
6.2    Performance criteria
The acquisition of any Free Shares granted hereunder shall be subject to or conditioned upon, in whole or in part, the achievement of performance criteria in accordance with the following terms and conditions (each, a “Performance Grant”):
6.2.1    Establishment of performance period, performance targets and performance award formula
In granting each Performance Grant, the Board of Directors shall establish in writing the applicable performance period, performance award formula and one or more Performance Targets (as defined herein) which, when measured at the end of the performance period, shall determine, on the basis of the performance award formula, the final number of Free Shares acquired by the Beneficiary. Once established with respect to an Allocation intended to qualify as “performance based compensation” under Section 162(m) of the U.S. Internal Revenue Code (“Section 162(m)”), the Performance Targets and performance award formula applicable to a Beneficiary shall not be changed during the performance period except as permitted by

Section 162(m). For any Allocation not intended to qualify as “performance based compensation” under Section 162(m), the Board of Directors shall have full power and final authority, in its discretion, to alter or cancel the Performance Targets or performance award formula applicable to a Beneficiary, including, without limitation, in the event that the Beneficiary changes roles or functions within the Group during the performance period. In any case, the performance period shall not be shorter than one year.
6.2.2    Measurement of performance targets
Performance shall be evaluated by the Board of Directors on the basis of targets to be attained (“Performance Targets”) with respect to one or more measures of business or financial performance (each, a “Performance Measure”), subject to the following:
(a)    Performance Measures
(i)    Determination of Performance Measures. Except as otherwise determined by the Board of Directors and in each case to the extent applicable, Performance Measures shall have the same meanings as used in the Company’s financial statements, or, if such terms are not used in the Company’s financial statements, they shall have the meaning applied pursuant to generally accepted accounting principles or as used generally in the Company’s industry.
(ii)    Calculation of Performance Measures. Except as otherwise determined by the Board of Directors, the Performance Measures applicable to the acquisition of the Free Shares shall be calculated in accordance with generally accepted accounting principles and excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Board of Directors, occurring after the establishment of the Performance Targets applicable to the acquisition of the Free Shares. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Beneficiary’s rights with respect to the acquisition of the Free Shares.
(iii)    Types of Performance Measures. Performance Measures may be one or more of the following, as determined by the Board of Directors:
(1)    revenue excluding traffic acquisition costs;

(2)	adjusted earnings before interest, taxes, depreciation and amortization, as defined by the Company in its financial statements as filed with the Securities Exchange Commission in the United States;
(3)    cash flow from operating activities;
(4)    stock price;
(5)    completion of identified special project(s); or
(6)    any combination of the foregoing.
Notwithstanding the foregoing, the Board of Directors may provide that one or more objectively determinable adjustments shall be made to the Performance Measures, which may include adjustments that would cause the measures to be considered “non-GAAP financial measures” under rules promulgated by the Securities and Exchange Commission.

(b)    Performance Targets. Where applicable, Performance Targets may be expressed in terms of attaining a specified level of the Performance Measure or the attainment of a percentage increase or decrease in the particular Performance Measure, and may be applied to one or more of the Company, any subsidiary or affiliate of the Company, or a division or strategic business unit of the Company or any subsidiary or affiliate thereof, or may be applied to the performance of the Company or any subsidiary or affiliate thereof relative to a market index, a group of other companies or a combination thereof, all as determined by the Board of Directors. The Performance Targets may be subject to a threshold level of performance below which no Free Shares will be acquired, levels of performance at which specified numbers of Free Shares will be acquired, and a maximum level of performance above which no additional number of Free Shares will be acquired (or at which full vesting will occur).
6.3    Allocation Subject to Clawback Policy
The Allocation Letter shall contain an acknowledgement and agreement by the Beneficiary that any Allocation pursuant to the 2015 Performance Plan shall be subject to any applicable clawback policy of the Company, as adopted by the Company from time to time.
6.4    Internal mobility
In the event of transfer or temporary assignment of the Beneficiary within a company of the Group, implying (i) the termination of the initial employment agreement and the entering into of a new employment agreement or of a position as officer, and/or (ii) a resignation of the Beneficiary from his or her position as officer and the acceptance of a new position of officer or the entering into of a new employment agreement in one of such companies, the Beneficiary shall retain his or her right to be allocated Free Shares at the end of the Vesting Period.
6.5    Agreed Leave of Absence Exceeding Three Months
In the event a Beneficiary is on an Agreed Leave, such Beneficiary’s Allocation(s) shall (a) stop vesting on the first day of the quarter immediately following the quarter during which the Agreed Leave begins; and (b) resume vesting on the first day of the quarter immediately following the quarter in which the Agreed Leave ends. As a result of any Agreed Leave, the Vesting Period for the applicable Allocation(s) shall be extended in accordance with this Article 6.5.
6.6    Disability
In the event of Disability before the end of the Vesting Period, the Free Shares shall be definitively acquired by the Beneficiary on the date of Disability.
6.7    Death
In the event of the death of the Beneficiary during the Vesting Period, the Free Shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance.
The request for allocation of the Free Shares shall be made within six months from the date of death in compliance with Article L. 225-197-3 of the French Commercial Code.

6.8    Retirement
In the event of the retirement of a Beneficiary during the Vesting Period, and notwithstanding the number of Free Shares that may vest pursuant to Article 6.1(b) upon retirement of such Beneficiary, the Board of Directors of the Company may decide that the conditions set forth in Article 6.1 above shall be deemed to be met for all or part of the Free Shares prior to the date of such retirement.
6.9    Change in Control
a)Unless otherwise provided by the Board of Directors, an agreement between a Group company and the Beneficiary or in the applicable Allocation Letter, in the event of a Change in Control:

i.
Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Allocation, for each Allocation that is not assumed or substituted for and for which the Allocation Date is at least one year prior to the consummation of the Change in Control, the restrictions and forfeiture conditions applicable to the Vesting Period shall lapse, any performance conditions imposed with respect to such Allocation shall be deemed to be achieved at target performance levels and the Free Shares shall be deemed fully vested and definitively acquired by the Beneficiary prior to the consummation of the Change in Control. Any Allocation for which the Allocation Date is less than one year prior to the consummation of the Change in Control shall either be assumed or substituted for in accordance with Article 6.9(a)(ii) or cancelled in accordance with Article 6.9(a)(iii) below.

ii.
For the purposes of this Article 6.9, an Allocation will be considered assumed or substituted if, (A) following the Change in Control, the Allocation confers the right to receive, for each Free Share subject to the Allocation immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or the fair market value, as determined by the Board of Directors in good faith, of the consideration received in the Change in Control by holders of ordinary shares of the Company for each such share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide that the consideration to be received for each Free Share shall be solely common stock of the successor corporation or its parent equal in fair market value, as determined by the Board of Directors in good faith, to the per share consideration received by holders of ordinary shares of the Company in the Change in Control; (B) any securities of the successor corporation or its parent forming part of the Allocation following the Change in Control are freely tradable on a major stock exchange; and (C) the Allocation otherwise remains subject to the same terms and conditions that were applicable to the Allocation immediately prior to the Change in Control.

iii.
Notwithstanding any other provision of the 2015 Performance Plan, in the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the U.S. Internal Revenue Code, the Board of Directors may, in its discretion, provide that each Allocation shall, immediately upon the occurrence of a Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (i) the consideration paid per ordinary share of the Company in the Change in Control multiplied by (ii) the number of Free Shares granted under the Allocation. The Board of Directors shall not be required to treat all Allocations similarly for purposes of this Article 6.9(a). Payment of amounts under this Article 6.9(a) shall be made in such form, on such terms and subject to such conditions as the Board of Directors determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's shareholders in connection with the Change in Control and may, in the Board of Directors’ discretion, include subjecting such payments to vesting conditions comparable to the Allocations surrendered, subjecting such payments to escrow or holdback provisions comparable to those imposed upon the Company's shareholders in connection with the Change in Control, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

b)The obligations of the Company under the 2015 Performance Plan shall be binding upon any successor corporation or organization resulting from the Change in Control.

7.	HOLDING PERIOD
7.1    Principle
a)During the Holding Period, if any, the Beneficiaries concerned will be the owner of the Free Shares allocated under the 2015 Performance Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights attached to the capacity of shareholder of the Company.
However, the Free Shares shall not be available during the Holding Period, if any, and the Beneficiaries may not transfer or pledge the Free Shares, by any means, or convert them into the bearer form.

b)At the end of the Holding Period, if any, the Free Shares will be fully available, subject to the provisions of the following paragraph.
At the end of the Holding Period, if any, the Free Shares allocated under the 2015 Performance Plan may not be transferred (i) if a “black-out” period is in effect pursuant to the Company’s Insider Trading Policy, as in effect at such time, or (ii) otherwise in contravention of any applicable laws or regulations, or trading rules or restrictions of any exchange on which the Company’s shares are listed at such time.
7.2    Specific situations
Notwithstanding the provisions of the second paragraph of Article 7.1 above, the Free Shares allocated to the Beneficiaries referred to in Article 6.5 above or to the beneficiaries of the deceased Beneficiary referred to in Article 6.6 above may be freely transferred as from the date of their final allocation.

8.	CHARACTERISTICS OF THE FREE SHARES
The Free Shares definitively acquired shall be, at the Company’s choice, new ordinary shares to be issued by the Company or existing shares acquired by the Company.
As from the Acquisition Date, the Free Shares shall be subject to all the provisions of the Bylaws. They shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from the Acquisition Date.
Free Shares that are not definitively acquired do not give right to any dividend paid prior to the Acquisition Date.

9.	DELIVERY AND HOLDING OF THE FREE SHARES
At the end of the Vesting Period, the Company shall deliver to the Beneficiary the Free Shares allocated under the 2015 Performance Plan provided that the conditions and criteria for such allocation provided by Articles 5 and 6 above are met.
If the Acquisition Date is not a Working Day, the delivery of the Free Shares shall be completed the first Working Day following the end of the Vesting Period.
The Free Shares that may be acquired under the 2015 Performance Plan will be held, during the Holding Period (if any), in nominative form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at BNPP Securities Services with a legend stating that they cannot be transferred. If the provisions of Article 7.1(b) above are applicable at the end of the Holding Period (or the end of the Vesting Period if there is no Holding Period), the Free Shares shall remain in nominative form (nominatif pur) at BNPP Securities Services until such time as they are transferred to make sure that the restrictions set forth in Article 7.1(b) above are complied with.
In the event that, as a consequence of the Allocation of Free Shares under the 2015 Performance Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions on behalf of the Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Free Shares on the Acquisition Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10.	SHARES SUBJECT TO PLAN; INDIVIDUAL LIMITATIONS
10.1    Shares Available for Issuance
Subject to adjustment as provided in Articles 11 and 12, the maximum aggregate number of Free Shares that may be issued under the 2015 Performance Plan shall not exceed the number of shares remaining available for issuance under the Company’s equity compensation plans pursuant to authorizations previously approved by the shareholders of the Company, as of the Allocation Date, that are not subject to outstanding awards thereunder. Any Free Shares granted in connection with an Allocation under the present 2015 Performance Plan (i.e., grants other than options or warrants) shall be counted against this limit as 1.57 shares for every one Free Share granted in connection with such Allocation. Free Shares subject to the 2015 Performance Plan shall consist of authorized but unissued ordinary shares of the Company, as well as existing shares of the Company.
In the event that an Allocation, or any part thereof, for any reason is terminated or canceled without having been definitively acquired by its Beneficiary, or has otherwise not vested, the unacquired portion of Free Shares relating to such Allocation shall, provided the 2015 Performance Plan is still in force, again be available for future allocation pursuant to the 2015 Time-Based Plan or the 2015 Performance Plan. Notwithstanding any provision of the 2015 Performance Plan or the Appendix thereunder to the contrary, Free Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations with respect to a Beneficiary shall not again be available for issuance under the 2015 Performance Plan.
10.2    Section 162(m) Allocation Limits
With respect to any Allocation under the present 2015 Performance Plan which is intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code, unless otherwise determined by the Board of Directors, the following limits shall apply to the grant of an Allocation under the present 2015 Performance Plan. Subject to adjustment as provided in Articles 11 and 12, no Beneficiary shall be granted within any fiscal year of the Company an Allocation of Free Shares under the present 2015 Performance Plan, the grant or vesting of which is based on the attainment of performance goals, for more than 1,000,000 Free Shares.

11.	INTERMEDIARY OPERATIONS
Subject to Article 6.9, in the event of exchange without equalization payment in cash (soulte) resulting from a merger or spin-off completed during the Vesting Period or the Holding Period (if any), the remainder of such period(s) shall apply to the rights to receive free shares of the Company or free shares of the surviving entity received by the Beneficiary in exchange for his rights to receive Free Shares.
The same shall apply in the event of exchange resulting from a public tender offer, a stock split or reverse stock split completed in compliance with applicable regulations during the Holding Period (if any).

12.	ADJUSTMENT
Should the Company, during the Vesting Period, undergo an amortization, reduce its share capital, change the allocation of its profits, allocate free shares to all the shareholders, capitalize reserves, profits or issuance premiums, allocate reserves or issue equity securities or give a right to the allocation of equity securities, including a preferential subscription right reserved to the shareholders or any other corporate transaction or event having an effect similar to any of the foregoing, the maximum number of Free Shares allocated under the 2015 Performance Plan may be adjusted in order to take into account said operation by application, mutatis mutandis, of the terms of adjustment provided by the law for the beneficiaries of stock options.
Each Beneficiary shall be informed of the practical terms of the adjustment and of its consequences on the Allocation of Free Shares he or she benefited from, it being specified that the free shares of the Company allocated pursuant to this adjustment shall be governed by the present 2015 Performance Plan.

13.	AMENDMENT TO THE 2015 PERFORMANCE PLAN
13.1    Principle
The present 2015 Performance Plan may be amended by the Board of Directors, provided that any such amendment shall be subject to shareholder approval to the extent required in order to comply with applicable law or the rules of the Nasdaq Stock Market. Any such amendment shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.
The new provisions shall apply to the Beneficiaries of the Free Shares during the Vesting Period on the date of the decision to amend the 2015 Performance Plan made by the Board of Directors, or the written consent of the Beneficiary, if required.
13.2    Notice of the amendments
The affected Beneficiaries shall be notified of an amendment to the 2015 Performance Plan, by any reasonable means, including by electronic delivery, internal mail, by simple letter or, with acknowledgement of receipt, by fax or by e-mail.

14.	TAX AND SOCIAL RULES
The Beneficiary shall bear all taxes and mandatory costs which he or she must bear pursuant to the applicable law in relation to the allocation of Free Shares, on the due date of said taxes or costs.
Each Beneficiary shall verify and carry out, as the case may be, the declaratory obligations he or she must comply with in relation to the allocation of the Free Shares.

15.	MISCELLANEOUS
15.1    Rights in relation to the capacity of employee
No provisions of the present 2015 Performance Plan shall be construed as granting to the Beneficiary a right to have his or her employment agreement with the Company or any of the companies of the Group maintained, or limiting the right of the Company or any of the companies of the Group to terminate or amend the terms and conditions of the employment agreement of the Beneficiary.
15.2    Rights in relation to future free share plans
The fact that a person may benefit from the 2015 Performance Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.
15.3    Applicable law - Jurisdiction
The present 2015 Performance Plan is subject to French law. Any dispute relating to its validity, its interpretation or its performance shall be decided by the competent courts of the French Republic.
15.4    Provisions Applicable to Beneficiaries Located outside of France
The attached Appendix applies to Beneficiaries located outside of France.

APPENDIX

TERMS AND CONDITIONS
This Appendix contains additional terms and conditions that will apply to the Beneficiary if he or she resides outside of France. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2015 Performance Plan.
NOTIFICATIONS
This Appendix also includes information regarding exchange control and certain other issues of which the Beneficiary should be aware with respect to his or her participation in the 2015 Performance Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of July 2015. Such laws are often complex and change frequently. The Company therefore strongly recommends that the Beneficiary not rely on the information in this Appendix as the only source of information relating to the consequences of his or her participation in the 2015 Performance Plan because such information may be outdated when the Beneficiary vests in the Free Shares and/or sells any Free Shares issued pursuant to the award.

GENERAL PROVISIONS
Taxes. Regardless of any action the Company or the Beneficiaries’ employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the Beneficiary acknowledges that the ultimate liability for all Tax-Related Items legally due by the Beneficiary is and remains the Beneficiary’s responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Free Share grant, including the grant, vesting of the Free Shares, the subsequent sale of Free Shares acquired pursuant to such vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Free Shares to reduce or eliminate the Beneficiary’s liability for Tax-Related Items.
Prior to vesting of the Free Shares, the Beneficiary will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding obligations of the Company and/or the Employer, if any. In this regard, the Beneficiary authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by the Beneficiary from the Beneficiary’s compensation paid to the Beneficiary by the Company and/or Employer or from proceeds of the sale of Free Shares. Alternatively, or in addition, if permissible under local law, the Company may (1) sell or arrange for the sale of Free Shares that the Beneficiary acquires to meet the withholding obligation for Tax-Related Items and/or (2) withhold in Free Shares, provided that the Company only withholds the amount of Free Shares necessary to satisfy the minimum withholding amount. Finally, the Beneficiary will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the Beneficiary’s participation in the 2015 Performance Plan or the Beneficiary’s acquisition of Free Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the vesting and refuse to deliver the Free Shares if the Beneficiary fails to comply with Beneficiary’s obligations in connection with the Tax-Related Items as described in this section.

Nature of Grant. In accepting the grant, the Beneficiary acknowledges that:
(a)    the 2015 Performance Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the 2015 Performance Plan;
(b)    the grant of the Free Shares is voluntary and occasional and does not create any contractual or other right to receive future grants of Free Shares, or benefits in lieu of Free Shares, even if Free Shares have been granted repeatedly in the past;
(c)    all decisions with respect to future grants, if any, will be at the sole discretion of the Company;
(d)    Beneficiary’s participation in the 2015 Performance Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate Beneficiary’s employment relationship at any time with or without cause unless otherwise required under local law;
(e)    Beneficiary is voluntarily participating in the 2015 Performance Plan;
(f)    the Free Shares are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Beneficiary’s employment contract, if any;
(g)    the Free Shares are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;
(h)    in the event that Beneficiary is not an employee of the Company, the grant will not be interpreted to form an employment agreement or relationship with the Company; and furthermore, the grant will not be interpreted to form an employment agreement with the Employer or any subsidiary or affiliate of the Company;
(i)    the future value of the underlying Free Shares is unknown and cannot be predicted with certainty;
(j)    if the Beneficiary obtains Free Shares, the value of those Free Shares may increase or decrease;
(k)    in consideration of the grant, no claim or entitlement to compensation or damages shall arise from termination of the award of Free Shares or diminution in value of the award resulting from termination of the Beneficiary’s employment with the Company or the Employer (for any reason whatsoever) and the Beneficiary irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the 2015 Performance Plan, the Beneficiary shall be deemed irrevocably to have waived the Beneficiary’s entitlement to pursue such claim; and
(l)    unless otherwise decided by the Board of Directors, in the event of termination of Beneficiary’s employment during the Vesting Period, Beneficiary’s right to vest in the Free Shares under the 2015 Performance Plan, if any, will terminate effective as of the date that Beneficiary is no longer actively employed and will not be extended by any notice period mandated under the local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law).
Data Privacy. The Beneficiary hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Beneficiary’s personal data as described in this document by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing the Beneficiary’s participation in the 2015 Performance Plan.

The Beneficiary understands that the Company and the Employer may hold certain personal information about the Beneficiary, including, but not limited to, the Beneficiary’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all awards or any other entitlement to Free Shares awarded, canceled, exercised, vested, unvested or outstanding in Beneficiary’s favor, for the exclusive purpose of implementing, administering and managing the 2015 Performance Plan (“Data”).
The Beneficiary understands that the recipients of the Data may be located in France or elsewhere, and that the recipients’ country may have different data privacy laws and protections than the Beneficiary’s country. The Beneficiary understands that the Company may request a list with the names and addresses of any potential recipients of the Data by contacting the Beneficiary’s local human resources representative. The Beneficiary authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the 2015 Performance Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Beneficiary’s participation in the 2015 Performance Plan. The Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2015 Performance Plan. The Beneficiary understands that the Company may, at any time, view the Data, request additional information about the storage processing of the Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Beneficiary’s local human resources representative. Beneficiary understands, however, that refusing or withdrawing the Company’s consent may affect the Beneficiary’s ability to participate in the 2015 Performance Plan. For more information on the consequences of the Beneficiary’s refusal to consent or withdrawal of consent, Beneficiary understands that the Company may contact the Beneficiary’s local human resources representative.
Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the 2015 Performance Plan or future awards that may be granted under the 2015 Performance Plan by electronic means or to request Beneficiary’s consent to participate in the 2015 Performance Plan by electronic means. Beneficiary hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the 2015 Performance Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.
Severability. The provisions of this 2015 Performance Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
For tax residents of the United States
Beneficiary acknowledges that both this award and any Free Shares are securities, the issuance by the Company of which requires compliance with federal and state securities laws.
Beneficiary acknowledges that these securities are made available to Beneficiary only on the condition that Beneficiary makes the representations contained in this section to the Company.
Beneficiary has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these securities.
The intent of the parties is that payments and benefits under the 2015 Performance Plan comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) to the extent subject thereto, and, accordingly, to the maximum extent permitted, the 2015 Performance Plan and the Allocation Letters thereunder shall be interpreted and be administered to be in compliance therewith or exempt therefrom. Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Beneficiary shall not be considered to have separated from service with the Company for purposes of the 2015 Performance Plan and no payment or benefit shall be due to the Beneficiary under the 2015 Performance Plan and the Allocation

Letters thereunder on account of a separation from service until the Beneficiary would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A of the Code. Any payments or benefits (including vesting grants) described in the 2015 Performance Plan and the Allocation Letters thereunder that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the 2015 Performance Plan and the Allocation Letters thereunder, to the extent that any amounts are payable upon a separation from service and such payment would result in accelerated taxation and/or tax penalties under Section 409A of the Code, such payment, under the 2015 Performance Plan or any other agreement of the Company, shall be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier).
For Beneficiaries who are United States taxpayers, notwithstanding anything to the contrary contained in Article 6.5 of the 2015 Performance Plan, the Free Shares shall be delivered no later than December 31st of the year of the Beneficiary’s Disability or, if later, the fifteenth day of the third month after the date of the Beneficiary’s Disability; provided, that any such Disability will be within the meaning of Section 409A of the Code, and the regulations promulgated thereunder.
For Beneficiaries who are United States taxpayers, notwithstanding anything to the contrary contained in Article 6.6 of the 2015 Performance Plan, the Free Shares shall be delivered no later than December 31st of the year of the Beneficiary’s death or, if later, the fifteenth day of the third month after the date of the Beneficiary’s death.
The Company makes no representation that any or all of the payments described in the 2015 Performance Plan and the Allocation Letters thereunder will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.
The Company makes no representation as to the tax status of the 2015 Performance Plan to the Beneficiary who should seek his or her own tax advice.

Exhibit 1
Form of Allocation Letter
[Beneficiary Name and Address]
[Date]

Letter delivered by electronic delivery

[Name of Beneficiary],

We have the pleasure to inform you that, pursuant to the authorization granted by the shareholders’ meeting held on June 28, 2016, the board of directors of Criteo S.A. (the “Company”), during its meeting held on [ ] (the “Grant Date”), granted to you free shares of the Company, under the terms and conditions provided for in Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code and in the Amended and Restated 2015 Performance-Based Free Share Plan of the Company (the “2015 Performance Plan”). Capitalized terms that are used but not defined herein shall have the meaning ascribed to such terms in the 2015 Performance Plan.
The Board granted to you [ ] free ordinary shares of the Company (the “Shares”), with a par value of EUR 0.025 each (the “Grant”).
There is a period (the “Vesting Period”) at the end of which the Grant will become effective and final (i.e., the Shares will be issued to you and be your property). The Shares may be definitively acquired by you not earlier than [ ] unless you shall cease to be an employee or officer of the Criteo group for any reason whatsoever during the Vesting Period [(subject to the following paragraph)], and subject to the attainment of the following performance goals: [ ].
[In the event (i) you cease to be an employee or officer of the Criteo group more than one year after the Grant Date but prior to the First Vesting Date, and (ii) prior to the termination of your employment or term of office, any of the Performance Targets set forth above are fully satisfied, you shall definitively acquire, on the First Vesting Date, only those Shares that correspond to the Performance Targets that were fully satisfied prior to the termination of your employment or term of office. All other Shares will be automatically forfeited.]
In the event of Disability before the end of the Vesting Period, the free Shares shall be definitively acquired on the date of Disability. In the event of death during the Vesting Period, the free Shares shall be definitively acquired at the date of the request of allocation made by your beneficiaries in the framework of the inheritance. The request for allocation of the Shares shall be made within six (6) months from the date of death in compliance with Article L. 225-197-3 of the French Commercial Code.
By acknowledging this Grant, you hereby acknowledge and agree that any Allocation pursuant to the 2015 Performance Plan shall be subject to any applicable Company clawback policy, as adopted by the Company from time to time.
The detailed terms of this Grant are described in the 2015 Performance-Based Plan, a copy of which is attached hereto. The 2015 Performance Plan is hereby incorporated by reference and made a part hereof, and the free Shares granted herein shall be subject to all terms and conditions of the 2015 Performance Plan and this Allocation Letter. In the event of any conflict between the provisions of this Allocation Letter and the provisions of the 2015 Performance Plan, the provisions of the 2015 Performance Plan shall govern.
Thank you for sending us a copy of the 2015 Performance Plan to people.experience@criteo.com, duly initialed and signed, not later than [90 days from the date of the Allocation Letter], failing which the above grant shall be null and void.

Yours sincerely,
CRITEO

SIGNATURE PAGE

Acknowledged by: _________________________________ Date: _________________
(Print Name)

__________________________________
(Sign Name)

Please return a signed copy to people.experience@criteo.com.